BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          E for M Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures






             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  3 )*
                            ____

                     E for M Corporation
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $0.001)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          268446101
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


               (Continued on following page(s))


CUSIP No. 268446101                Page 1 of 5 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and Its Wholly Owned
  Subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans, and investment advisor.
  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
               (A)  [ ]
               (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING

  PERSON       8. SHARED DISPOSITIVE POWER

  WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON




CUSIP No. 268446101                Page 2 of 5 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK

Item 1(a) NAME OF ISSUER:

          E for M Corporation

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          17601 Fitch Avenue
          Irvine, California  92714

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans, and investment advisor.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers Trust Company, as Trustee for various employee benefit plans, and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York.

CUSIP No. 268446101                Page 3 of 5 Pages


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $0.001) of E for M
          Corporation.

Item 2(e) CUSIP NUMBER:

          268446101

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:



     (b)  Percent of Class:



     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote -



     (ii) shared power to vote or to direct the vote -







CUSIP No. 268446101                Page 4 of 5 Pages


     (iii)sole power to dispose or to direct the disposition of -



     (iv) shared power to dispose or to direct the disposition of -



Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [X]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP

          Not applicable









CUSIP No. 268446101                Page 5 of 5 Pages



Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation



By:        /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company